

13031544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Securities Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 North Capital of TX Hwy, Suite 300
(No. and Street)

Austin (City) TX (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Sullivan 512-342-3021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

717 North Harwood (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/27

AB 3/27

OATH OR AFFIRMATION

I, Michael Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, L.P., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


PEGGY DAVIS
MY COMMISSION EXPIRES
March 26, 2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AMHERST SECURITIES GROUP, L.P.

Statement of Financial Condition and Supplementary Information

December 31, 2012

(With Report of Independent Registered Public Accounting Firm)



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Partners
Amherst Securities Group, L.P.:

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
February 28, 2013

AMHERST SECURITIES GROUP, L.P.

Statement of Financial Condition

December 31, 2012

(In thousands)

Assets		
Cash and cash equivalents	$	4,565
Restricted cash		643
Receivable from broker-dealers		70,894
Accrued interest receivable		1,992
Securities purchased under agreements to resell		186,182
Securities owned, at fair value		469,645
Derivative assets		3,117
Furniture and equipment, net		3,097
Receivable from affiliates		2,251
Receivable from employees		430
Other assets		2,134
Total assets	$	744,950
Liabilities and Partners' Capital		
Liabilities:		
Securities sold under agreements to repurchase	$	293,488
Securities sold, not yet purchased, at fair value		152,711
Derivative liabilities		1,704
Payable to broker-dealers		87,808
Principal and interest payable on securities sold		410
Payable to affiliates		1,348
Accounts payable		490
Accrued compensation liability		19,006
Accrued tax liability		134
Other accrued liabilities		2,204
Total liabilities		559,303
Commitments and contingencies (note 7)		
Partners' capital		185,647
Total liabilities and partners' capital	$	744,950

See accompanying notes to financial statements.

AMHERST SECURITIES GROUP, L.P.

Notes to the Statement of Financial Condition

December 31, 2012

(1) Nature of Business

Amherst Securities Group, L.P. (the Partnership) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership primarily markets and trades fixed income securities to institutions throughout the United States. The Partnership has offices located in Colorado, Connecticut, Florida, Illinois, New Jersey, New York, Montana, Texas and Virginia. The Partnership operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Partnership conducts substantially all business through its primary clearing broker Pershing, LLC (Pershing).

The Partnership is a Texas Limited Partnership. The general partner is ASG General Partner, Inc., which is a wholly owned subsidiary of Amherst Holdings, LLC (Holdings). Holdings is the sole limited partner of the Partnership.

(2) Significant Accounting Policies

(a) Basis of Accounting

The statement of financial condition is presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

(b) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(c) Cash Equivalents

The Partnership considers short-term investments which may be withdrawn at any time without penalty or have an original maturity of three months or less to be cash equivalents.

(d) Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair values in the statement of financial condition.

(e) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment and software	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated life or lease term

Assets are periodically reviewed for impairment, if any.

(f) ***Financial Instruments and Credit Risk***

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivable from broker-dealers, accrued interest receivable, securities owned, securities purchased under agreements to resell, securities sold under agreements to repurchase, notes receivable from employees, and receivables from affiliates. Securities owned consist of securities held for trading purposes. The financial instruments of the Partnership are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. Securities not readily marketable are carried at fair value as determined by management of the Partnership.

While the Partnership's cash and cash equivalents are on deposit with FDIC insured financial institutions, at times such deposits exceed the insured limits. The Partnership had cash and cash equivalents balances in excess of federally insured limits at December 31, 2012. The Partnership has not experienced any losses in such accounts.

(g) ***Income Taxes***

The Partnership is not subject to federal income taxes. Instead the partners are individually liable for federal income taxes on their respective share of the Partnership's taxable income. Therefore, no liability for federal income taxes has been included in this financial statement. The Partnership is subject to taxes in various states.

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Partnership recording a tax liability that would reduce net assets. Based on its analysis, the Partnership has determined that there are no unrecognized tax benefits that would have a material impact on the Partnership's financial position. The Partnership is subject to income tax examinations for years 2009 through 2011 under the normal statutes.

(h) ***Resale and Repurchase Agreements***

Transactions involving the purchase of securities under agreements to resell (reverse repurchase agreements) or the sale of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest receivable or payable is included in the value presented for reverse repurchase and repurchase agreements, respectively. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2012, the fair value of the collateral on securities sold subject to repurchase was approximately $300 million and the contract value, including accrued interest was approximately $293 million. At December 31, 2012, the fair value of the collateral and

the contract value including accrued interest on securities purchased subject to resale was approximately $186 million.

(i) ***Financial Instruments with Off-Balance-Sheet Risk***

In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments may include exchange traded financial futures contracts, credit default swaps (CDSs), options and mortgage-backed to-be-announced securities (TBAs) and securities sold, not yet purchased. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Partnership in order to reduce exposure on securities owned. The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in securities owned. The Partnership enters into CDSs to manage its exposure to the market and/or reduce its risk exposure to defaults of corporate issuers. The Partnership records the change in fair value of these off-balance-sheet transactions as of the balance sheet date and records either an asset or liability and recognizes either a gain or a loss related to these transactions. The market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Partnership monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

(j) ***Subsequent Events***

The Partnership returned $15 million of earnings and capital to Holdings subsequent to year end.

(k) ***Recent Accounting Pronouncements***

Recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB), the American Institute of Certified Public Accountants, and the SEC are not believed by management to have a material impact on the Partnership's financial statements.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). Determining fair value includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Partnership values most securities that it holds on a daily basis. The three levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Partnership for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available.

The Partnership's Level 1 assets and liabilities include U.S. Treasuries, agency debentures, and exchange traded equities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs. The Partnership's Level 2 assets include fixed income debt securities (structured government, nongovernment and private issue mortgage-backed securities) and CDS agreements where the Partnership has purchased protection. Valuations are generally compared with third party pricing services for identical or comparable assets and are determined through use of valuation methodologies using observable market inputs.

The Level 2 positions held by the Partnership are valued based on model driven valuations, whereby all significant inputs are observable or can be derived from or corroborated by observable market data. Valuation of securities is based on both third party and proprietary models, and inputs are documented in accordance with the fair value measurements hierarchy. The valuation process considers various assumptions, including quoted forward prices, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party's pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on nonbinding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques. There were no Level 3 investments during the years ended December 31, 2012 and 2011.

(Continued)

The following table sets forth the Partnership's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 (in thousands):

Description		Total	Level 1	Level 2
Financial instruments owned:				
U.S. government and agency securities	$	328,716	34,080	294,636
Nongovernment bonds		139,751	—	139,751
Equities		1,178	1,178	—
Total securities		469,645	35,258	434,387
Derivatives (note 12)		3,117	40	3,077
Total assets	$	472,762	35,298	437,464
Financial instruments sold, not yet purchased:				
U.S. government and agency securities	$	152,657	152,657	—
Nongovernment bonds		54	—	54
Total securities		152,711	152,657	54
Derivatives (note 12)		1,704	212	1,492
Total liabilities	$	154,415	152,869	1,546

Securities owned are held by a clearing organization as collateral for amounts payable to such clearing organization.

(4) Property and Equipment

Property and equipment consist of the following at December 31, 2012 (in thousands):

Computer equipment and software	$	4,458
Furniture and fixtures		2,529
Leasehold improvements		3,737
Total property and equipment		10,724
Less accumulated depreciation and amortization		(7,627)
Property and equipment, net	$	3,097

(5) Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Partnership had net capital and net capital requirements of approximately

(Continued)

$96.4 million and approximately $4.8 million, respectively. The Partnership's aggregate indebtedness to net capital ratio was 0.7399 to 1.

(6) Employee Benefit Plans

Holdings indirectly sponsors a 401(k) plan for all eligible employees of the Partnership, Holdings and other U.S. subsidiaries of Holdings. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. Holdings may elect to make additional contributions to the plan at its discretion. The cost of additional contributions is allocated to each employer company. No discretionary contribution was approved by the Board of Managers of Holdings related to the year ended December 31, 2012.

(7) Commitments and Contingencies

(a) Clearing Agreement

Pershing acts as the primary clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of Pershing. The clearing agreement with Pershing calls for a minimum annual charge of $180,000.

(b) Cash Collateral and Requirements

Letters of credit related to office leases have been issued by the Partnership's financial institution, and the issuer of the letters of credit requires that cash collateral equal to the face value of the combined letters of credit remain on deposit with the financial institution for the term of the letters of credit. The letters of credit may be renewed annually upon mutual agreement of terms by the financial institution and the Partnership. The Partnership has the obligation of providing acceptable letters of credit to the lessors in order to comply with the terms of the lease for the portion of the lease term for which the letters of credit must be in place. As of December 31, 2012, approximately $399,000 was pledged as collateral for the letters of credit outstanding.

During 2010, the Partnership obtained a credit card used exclusively for routine company purchases that required cash collateralization to support the credit advance balance authorized by the issuer, Comerica Bank. As of December 31, 2012, approximately $250,000 was pledged as collateral for the credit line outstanding.

(c) Lease Commitments

The Partnership leases office facilities under noncancelable operating lease agreements which expire at various times through October 2021. Certain of these lease agreements include scheduled rent increases or provide for incentive payments to be made to the Partnership as part of the terms of the lease. Scheduled rent increases, along with any lease incentives, are included in rent expense on a straight-line basis over the lease term. When a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recognized as deferred rent. Reimbursements received for lease incentives are recorded as a deferred lease incentive and will reduce rent expense over the remaining lease term. Deferred rent and lease incentives of approximately $1.2 million are included in other accrued

(Continued)

liabilities. The Partnership also leases various types of software and equipment under operating lease agreements expiring at various dates through July 2017.

At December 31, 2012, the future minimum rental payments required under the various lease agreements are as follows (in thousands):

Year ending December 31:		
2013	$	4,871
2014		1,990
2015		1,252
2016		922
2017		966
Thereafter		3,410
Total	$	13,411

(8) Related Party Transactions

At December 31, 2012, the Partnership serves as the primary operating entity within the group that includes subsidiaries of Holdings. As such, the Partnership makes disbursements and pays employment costs on behalf of these related entities. All disbursements and employee costs are allocated to the other entities based upon either specific identification or upon relative use of the costs incurred. At December 31, 2012, total net amounts due from entities consolidated under Holdings were (in thousands):

Due from Amherst Derivatives Trading, LLC	$	2,058
Due from Amherst Advisory & Management, LLC		41
Due from Amherst Funding Group, LP		21
Due from Focused Real Property Solutions, LLC		4
Due from Main Street Renewal Partners, LLC		127
Total receivable from affiliates	$	2,251
Due to Amherst Holdings, LLC	$	1,343
Due to Amherst Derivatives Trading, LLC		5
Total payable to affiliates	$	1,348

During 2012, the Partnership executed a creditor's rights agreement with its affiliate AA&M to reimburse AA&M certain expenses it incurs pursuing claims available to the Partnership related to certain investment positions carried. The Partnership shares any recovery with AA&M.

During 2012, the Partnership had promissory notes and employment agreements with certain employees. These loans are generally issued on the first day of employment and bear no interest. The terms of the notes have various dates on which the principal balance will be forgiven. In the event of termination of any of these employees, any unpaid loan balances outstanding become due immediately. As of December 31, 2012, the employee loans balance was approximately $400,000. The Partnership also had approximately $30,000 in miscellaneous employee receivables as of December 31, 2012.

(9) Fair Value of Financial Instruments

Securities owned and securities sold are reported at their fair values (note 3). Repurchase and reverse repurchase agreements are reported at contract value. The carrying amounts of repurchase and reverse repurchase agreements and all other financial instruments of the Partnership approximate fair value because of the short maturity of the instruments and sufficiency of collateral.

(10) Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in note 3, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

The Partnership has approximately $734 million, or 99%, of its total assets in cash and cash equivalents, securities owned, securities purchased under agreements to resell, derivatives and receivable from broker-dealers. The Partnership also has approximately $536 million, or 96%, of its total liabilities in securities sold, principal and interest payable on securities sold, derivatives and payable to broker-dealers.

The Partnership has sold securities, not yet purchased. The Partnership has recorded these obligations in the financial statements at December 31, 2012 at the fair values of the securities sold short and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

As discussed in note 11, the Partnership also invests in certain derivative instruments which present off-balance-sheet risk.

(11) Derivative Contracts

Investments in derivative contracts are subject to additional risks that can result in a loss of the investment. The Partnership's activities and exposure are classified by the following underlying risks: interest rate and credit risks. In addition, the Partnership is also subject to counterparty risk should its counterparties fail to meet the terms of their contracts. The Partnership manages its exposure to these risks through a variety of control procedures, including daily review of trading positions. The Partnership records its derivatives at fair value.

(a) Credit Default Swaps

CDS contracts involve arrangements between the Partnership and a counterparty, which allow the Partnership to be protected against losses incurred as a result of a default by the security or other asset referenced in the CDS agreement (the reference obligation).

When the Partnership buys a CDS, it pays a premium to the counterparty, and the counterparty agrees to make a payment to compensate the Partnership for losses upon the occurrence of a credit event relating to the reference obligation. Alternatively, when the Partnership sells a CDS, it receives

premium payments in exchange for assuming the credit risk of the reference obligation. Credit events are defined and agreed upon by the counterparties to the agreement and may include, but are not limited to bankruptcy, failure to pay, restructuring, obligation acceleration/default, or repudiation. The change in market value of the CDSs over the period held is recorded as trading profit or loss in the statement of operations. The Partnership only sells protection using CDS where it has purchased protection on the same reference obligation of equal or greater value. As a result, the Partnership is not subject to loss on these investments and is only obligated to make premium payments while a party to the CDS agreement.

At December 31, 2012 the Partnership has sold protection using CDS contracts with a $25 million notional amount. At December 31, 2012 the Partnership has purchased protection using CDS contracts with a $140 million notional amount. The Partnership's CDSs are scheduled to terminate from 2013 through 2051.

(b) Mortgage-Backed to-be-Announced Securities (TBA)

The Partnership has invested in TBAs to reduce interest rate exposure on marketable securities owned. TBAs are forward mortgage-backed securities trades. The actual mortgage-backed security that will be delivered to fulfill a TBA trade is not designated at the time the trade is made. The securities are "to be announced" 48 hours prior to the established trade settlement date. TBAs may be held to maturity or paired-off at anytime. Whether the TBA is held to maturity or paired-off, one party must pay the other party the economic difference in the value of the TBA between the date it was entered into and the date it is terminated or the date its maturity date is extended. A third option is to deliver to the counterparty the mortgage-backed securities that are required to satisfy the forward agreement. The Partnership's TBAs are scheduled to terminate between 30 and 45 days at any given time.

At December 31, 2012 the Partnership had one long exposure TBA contract with a $40 million notional amount. At December 31, 2012 the Partnership had eight short exposure TBA contracts with a $199 million notional amount.

(Continued)

(c) ***Statement of Financial Condition***

The fair value amounts of derivative instruments in the statement of financial condition, categorized by primary underlying risk, as of December 31, 2012 are as follows (in thousands):

Primary underlying risk	Derivative assets	Derivative liabilities
Interest rate:		
TBAs	$ 40	212
Total interest rate	40	212
Credit:		
CDSs	3,077	1,492
Total credit	3,077	1,492
Gross derivative assets and liabilities	$ 3,117	1,704